FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
ofthe Securities Exchange Act of 1934
April 30, 2007

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On April 26, 2007,Syneron Medical Ltd. (the "Company") issued a press release announcing that Syneron would be announcing its first quarter 2007 results before market opening on May 14, 2007 and that a conference call to discuss the results would be held at 8:30am ET on May 14, 2007 and webcast simultaneously.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559).

The following document is attached hereto and incorporated by reference herein:

Exhibit 99.1	Press release dated April 26, 2007, titled "Syneron Medical to Announce First Quarter 2007 Financial Results on May 14, 2007."

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SyneronMedical Ltd.

By: /S/ David Schlachet

David Schlachet
Chief Executive Officer
Date: April 27, 2007